UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Patron Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   200256-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Robert Cross
                              Patron Systems, Inc.
                      500 North Michigan Avenue, Suite 300
                             Chicago, Illinois 60611
                                 (312) 396-4031
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 28, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e)(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  855905 10 5
    ------------- --------------------------------------------------------------
    1             NAMES OF REPORTING PERSONS.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                  Brett Newbold
    ------------- --------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]

                                                                      (b)   [X]
    ------------- --------------------------------------------------------------
    3             SEC USE ONLY

    ------------- --------------------------------------------------------------
    4             SOURCE OF FUNDS   OO

    ------------- --------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
    ------------- --------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
    ------------- --------------------------------------------------------------
     NUMBER OF    7          SOLE VOTING POWER

      SHARES                 -1,925,000- (See Response to Item 5).
                  ---------- ---------------------------------------------------
   BENEFICIALLY   8          SHARED VOTING POWER

     OWNED BY                -2,600,000-
                  ---------- ---------------------------------------------------
       EACH       9          SOLE DISPOSITIVE POWER

     REPORTING               -1,925,000- (See Response to Item 5).
                  ---------- ---------------------------------------------------
      PERSON      10         SHARED DISPOSITIVE POWER

       WITH                  -2,000,000-
    ------------- --------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,525,000         (See Response to Item 5.)
    ------------- --------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                            [ ]
    ------------- --------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.89% (See Response to Item 5.)
    ------------- --------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*
                  IN
    ------------- --------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  855905 10 5
    ------------- --------------------------------------------------------------
    1             NAMES OF REPORTING PERSONS.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                  Newbold, Inc.
    ------------- --------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]

                                                                      (b)   [X]
    ------------- --------------------------------------------------------------
    3             SEC USE ONLY

    ------------- --------------------------------------------------------------
    4             SOURCE OF FUNDS   OO

    ------------- --------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
    ------------- --------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Idaho
    ------------- --------------------------------------------------------------
     NUMBER OF    7          SOLE VOTING POWER

      SHARES                 -2,600,000- (See Response to Item 5).
                  ---------- ---------------------------------------------------
   BENEFICIALLY   8          SHARED VOTING POWER

     OWNED BY                -0-
                  ---------- ---------------------------------------------------
       EACH       9          SOLE DISPOSITIVE POWER

     REPORTING               -2,600,000- (See Response to Item 5).
                  ---------- ---------------------------------------------------
      PERSON      10         SHARED DISPOSITIVE POWER

       WITH                  -0-
    ------------- --------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,600,000         (See Response to Item 5.)
    ------------- --------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                            [ ]
    ------------- --------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.1% (See Response to Item 5.)
    ------------- --------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*
                  CO
    ------------- --------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Patron Systems, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The principal executive offices of the Company are located at 500 North Michigan Avenue, Suite 300, Chicago, Illinois 60611.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is hereby filed by Brett Newbold ("Newbold") and Newbold, Inc., an Idaho corporation ("Newbold, Inc." and together with Newbold, the "Reporting Person").

(b) The business address of the Reporting Person is 3488 Ward Road, Cambridge, Idaho 83610.

(c) The present principal occupation of Newbold is President and Chief Technology Officer of the Company. Newbold, Inc. is primarily engaged in the business of property management.

(d) During the last five years, the Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Newbold is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired the shares pursuant to the Amended and Restated Share Exchange Agreement, dated as of October 10, 2002, between Combined Professional Services, Inc. (the Company's predecessor), the Reporting Person and the other parties thereto (the "Share Exchange Agreement"), a copy of which was attached as Exhibit 2.1 to the Company's filing on Form 8-K/A on October 10, 2002 and which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of Common Stock for investment. The Reporting Person may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of the Reporting person to increase or decrease holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price per share of the Common Stock, the terms and conditions related to the purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Person and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of his holdings of Common Stock depending on those and other considerations.

         Except as set forth above, Mr. Newbold does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amount of assets of the Company;
(iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The  aggregate  number  of shares  of  Common  Stock to which  this
Schedule 13D relates is 4,525,000 shares, representing 8.89% of the 50,906,212 outstanding shares of Common Stock as of February 28, 2005. Newbold, Inc. directly beneficially owns 2,600,000 shares of Common Stock, representing 5.11% of the outstanding shares. Newbold directly beneficially owns 1,925,000 shares of Common Stock, representing 3.78% of the outstanding shares. Newbold, as the sole shareholder of Newbold, Inc. may also be deemed to indirectly beneficially own an additional 2,600,000 shares that are directly beneficially owned by Newbold, Inc., representing 5.11% of the Company's outstanding shares. Newbold expressly disclaims beneficial ownership of all shares of Common Stock held by Newbold, Inc. except to the extent of his pecuniary interest therein.

         (b) Newbold, Inc. has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of 2,600,000 shares of Common Stock. Newbold has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 1,925,000 shares of Common Stock. As the sole shareholder of Newbold, Inc., Newbold may be deemed to have shared power to dispose or to direct the disposition of those shares of Common Stock held by Newbold, Inc. Newbold expressly disclaims beneficial ownership of all shares of Common Stock held by Newbold, Inc. except to the extent of his pecuniary interest therein.

         (c) The Reporting Person has not engaged in any transactions in the Common Stock during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On or about May 24, 2004, Newbold exchanged an aggregate of 714,824 shares of Common Stock held by Newbold for 714,824 shares of Common Stock held by Mr. Schwartz, Mrs. Bivona and Mr. Wirth. In addition, Newbold granted to Mr. Wirth an additional 120,000 shares of Common Stock.

         On or about June 24, 2004, Newbold transferred an aggregate of 355,000 shares of Common Stock held by Newbold to each of Messrs. Black, Buchman, Davidson, Lawrence, and Olson, and Mrs. Davidson for good and valuable consideration.

         Other than the Share Exchange Agreement described in Item 3 hereof and the transactions described in the immediately preceding paragraph, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       The Joint  Filing  Agreement  is  attached  hereto as EXHIBIT A.
2. The Amended and Restated Share Exchange Agreement, dated as of October 10, 2002, among Combined Professional Services, Inc., Patron Systems, Inc. and the Patron Stockholders, as defined therein (previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2002 and incorporated herein by reference).

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2005

                                       /s/ Brett Newbold
                                       --------------------------------
                                       Brett Newbold




                                       NEWBOLD, INC.
                                       an Idaho corporation


                                       By: /s/ Brett Newbold
                                          --------------------------------------
                                           Brett Newbold
                                           Chief Executive Officer







         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                       EXHIBIT A


                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.



Date:    March 9, 2005            NEWBOLD, INC.,
                                  an Idaho corporation



                                  By: /s/ Brett Newbold
                                     --------------------------
                                     Brett Newbold
                                     Chief Executive Officer


                                  /s/ Brett Newbold
                                  -----------------------------
                                  Brett Newbold